UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

At the annual general meeting (“AGM”) of shareholders of Korea Electric Power Corporation (“KEPCO”) held on March 26, 2025, all the agenda set forth below submitted for shareholder approval were approved by the shareholders as originally proposed:

1.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2024

2)	Approval of the maximum aggregate amount of remuneration for directors in 2025

•	Aggregate ceiling on remuneration for directors in 2025 : 2,172,984 thousand won

2.	Voting Results

Agenda	Outstanding Shares	Attendant Shares	Shares for
1)	641,964,077	464,789,138	459,937,089 (99.0%)
2)	641,964,077	464,789,138	462,491,873 (99.5%)

※ Details on the proposed agenda for the AGM are attached hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name: Joo, Hwa-Sik
Title: Vice President

Date: March 26, 2025

Attachment

Agenda 1. Approval of Financial Statements for the Fiscal Year 2024

KEPCO seeks to obtain approval for its consolidated financial statements, separate financial statements and accompanying documents for the fiscal year 2024, pursuant to Article 449 of the Commercial Act, Article 43 of the Act on the Management of Public Institutions and Article 50 of the Articles of Incorporation of KEPCO. Tables below are part of such financial statements and please refer to a separate Form 6-K filed on March 12, 2025 that contains the audit report for the fiscal year 2024 for more details.

Disclaimer: The financial statements for the fiscal year 2024 is in accordance with the International Financial Reporting Standard adopted in Korea (K-IFRS) and are subject to shareholder’s approval.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position

As of December 31, 2024 and 2023

In millions of won	2024		2023
Assets
Current assets
Cash and cash equivalents	~~W~~	2,382,979	4,342,887
Current financial assets, net		3,494,717	3,107,397
Trade and other receivables, net		12,216,216	11,985,735
Inventories, net		9,769,236	8,875,615
Income tax receivables		78,495	69,612
Current non-financial assets		1,267,914	1,109,321
Assets held-for-sale		45,648	45,648

Total current assets		29,255,205	29,536,215

Non-current assets
Non-current financial assets, net		4,945,990	3,546,214
Non-current trade and other receivables, net		3,157,409	2,193,587
Property, plant and equipment, net		182,982,763	179,875,535
Investment properties, net		228,984	185,527
Goodwill		99,179	99,156
Intangible assets other than goodwill, net		1,046,918	1,033,984
Investments in associates		6,704,754	6,176,889
Investments in joint ventures		4,581,340	3,485,699
Defined benefit assets, net		40,425	70,187
Deferred tax assets		13,436,624	13,161,802
Non-current non-financial assets		328,204	350,170

Total non-current assets		217,552,590	210,178,750

Total assets	~~W~~	246,807,795	239,714,965

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of financial position, Continued

As of December 31, 2024 and 2023

In millions of won	2024		2023
Liabilities
Current liabilities
Trade and other payables, net	~~W~~	9,411,315	9,089,973
Current financial liabilities, net		44,465,866	41,139,726
Income tax payables		970,496	482,934
Current non-financial liabilities		6,327,141	7,881,663
Current provisions		2,793,971	2,654,125

Total current liabilities		63,968,789	61,248,421

Non-current liabilities
Non-current trade and other payables, net		4,609,241	4,981,957
Non-current financial liabilities, net		88,352,359	92,944,338
Non-current non-financial liabilities		13,281,520	11,196,000
Employee benefits liabilities, net		1,451,547	1,035,320
Deferred tax liabilities		5,944,472	5,163,135
Non-current provisions		27,837,034	25,881,044

Total non-current liabilities		141,476,173	141,201,794

Total liabilities	~~W~~	205,444,962	202,450,215

Equity
Contributed capital
Share capital	~~W~~	3,209,820	3,209,820
Share premium		843,758	843,758

		4,053,578	4,053,578

Retained earnings
Legal reserves		1,604,910	1,604,910
Voluntary reserves		—	2,812,313
Unappropriated retained earnings		18,523,337	11,921,039

		20,128,247	16,338,262

Other components of equity
Other capital surplus		1,600,812	1,600,801
Accumulated other comprehensive income		1,424,014	557,430
Other equity		12,708,585	13,294,972

		15,733,411	15,453,203

Equity attributable to owners of the controlling company		39,915,236	35,845,043
Non-controlling interests		1,447,597	1,419,707

Total equity	~~W~~	41,362,833	37,264,750

Total liabilities and equity	~~W~~	246,807,795	239,714,965

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income (loss)

For each of the two years in the period ended December 31, 2024

In millions of won, except per share information	2024		2023
Sales
Sales of goods	~~W~~	91,018,712	85,940,137
Sales of services		710,445	750,878
Sales of construction services		849,108	785,395
Revenue related to transfer of assets from customers		820,631	743,051

		93,398,896	88,219,461

Cost of sales
Cost of sales of goods		(80,221,013)	(88,066,120)
Cost of sales of services		(557,261)	(629,806)
Cost of sales of construction services		(1,185,886)	(1,003,601)

		(81,964,160)	(89,699,527)

Gross profit (loss)		11,434,736	(1,480,066)
Selling and administrative expenses		(3,070,026)	(3,061,582)

Operating profit (loss)		8,364,710	(4,541,648)
Other income		477,354	532,851
Other expenses		(465,688)	(258,905)
Other gains, net		84,884	22,686
Finance income		3,448,177	1,425,031
Finance expenses		(7,535,228)	(5,347,018)
Profit (loss) related to associates, joint ventures and subsidiaries
Gain on valuation of investments in associates and joint ventures		937,959	804,141
Gain on disposal of investments in associates and joint ventures		186,066	18,204
Reversal of impairment loss on investments in associates and joint ventures		10,527	347
Gain on disposal of investments in subsidiaries		98	2
Loss on valuation of investments in associates and joint ventures		(182,507)	(209,085)
Loss on disposal of investments in associates and joint ventures		(650)	—
Loss on impairment of investments in associates and joint ventures		(69,173)	(19)
Loss on disposal of investments in subsidiaries		—	(564)

		882,320	613,026

Profit (loss) before income tax		5,256,529	(7,553,977)
Income tax benefit (expense)		(1,634,561)	2,837,833

Profit (loss) for the year	~~W~~	3,621,968	(4,716,144)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of comprehensive income (loss), Continued

For each of the two years in the period ended December 31, 2024

In millions of won, except per share information	2024		2023
Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit liability	~~W~~	(296,135)	(271,724)
Share in other comprehensive loss of associates and joint ventures		(6,346)	(27,349)
Net change in fair value of equity investments at fair value through other comprehensive income (loss)		100,759	(31,665)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		11,870	(3,654)
Foreign currency translation of foreign operations		164,628	(17,274)
Share in other comprehensive income of associates and joint ventures		654,225	122,994

Other comprehensive income (loss) for the year		629,001	(228,672)

Total comprehensive income (loss) for the year	~~W~~	4,250,969	(4,944,816)

Profit (loss) attributable to:
Owners of the controlling company	~~W~~	3,491,698	(4,822,549)
Non-controlling interests		130,270	106,405

	~~W~~	3,621,968	(4,716,144)

Total comprehensive income (loss) attributable to:
Owners of the controlling company	~~W~~	4,070,175	(5,032,584)
Non-controlling interests		180,794	87,768

	~~W~~	4,250,969	(4,944,816)

Earnings (losses) per share (in won)
Basic and diluted earnings (losses) per share	~~W~~	5,439	(7,512)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity

For each of the two years in the period ended December 31, 2024

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2023	~~W~~	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(4,822,549)	—	(4,822,549)	106,405	(4,716,144)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(242,987)	—	(242,987)	(28,737)	(271,724)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(27,349)	—	(27,349)	—	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(31,665)	(31,665)	—	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,078)	(5,078)	1,424	(3,654)
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	(25,950)	8,676	(17,274)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	122,994	122,994	—	122,994
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(45,322)	(45,322)
Additional paid-in capital and others		—	—	(1)	(1)	6,024	6,023
Transactions between consolidated entities		—	—	332,280	332,280	(73,795)	258,485
Changes in consolidation scope		—	—	(48)	(48)	384	336
Dividends paid for hybrid bonds		—	—	—	—	(10,212)	(10,212)
Others		—	(153)	153	—	—	—

Balance as of December 31, 2023	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of changes in equity, Continued

For each of the two years in the period ended December 31, 2024

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income for the period
Profit for the period		—	3,491,698	—	3,491,698	130,270	3,621,968
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(281,761)	—	(281,761)	(14,374)	(296,135)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(6,346)	—	(6,346)	—	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	100,759	100,759	—	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,976	11,976	(106)	11,870
Foreign currency translation of foreign operations, net of tax		—	—	99,624	99,624	65,004	164,628
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	654,225	654,225	—	654,225
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(126,900)	(126,900)
Additional paid-in capital and others		—	—	—	—	(1,819)	(1,819)
Transactions between consolidated entities		—	—	18	18	(13,878)	(13,860)
Changes in consolidation scope		—	—	—	—	9	9
Dividends paid for hybrid bonds		—	—	—	—	(10,316)	(10,316)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of December 31, 2024	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows

For each of the two years in the period ended December 31, 2024

In millions of won	2024		2023
Cash flows from operating activities
Profit(loss) for the year	~~W~~	3,621,968	(4,716,144)

Adjustments to reconcile profit (loss) for the period to net cash provided by operating activities:
Income tax expenses (benefits)		1,634,561	(2,837,833)
Depreciation		13,833,788	12,869,089
Amortization		163,567	163,174
Retirement benefit expenses		427,980	358,730
Bad debt expense		60,309	101,550
Interest expense		4,665,095	4,451,659
Loss on disposal of financial assets		434	1
Loss on disposal of property, plant and equipment		112,018	98,120
Loss on abandonment of property, plant and equipment		195,697	196,697
Loss on impairment of property, plant and equipment		11,240	17,031
Loss on impairment of intangible assets		902	2,865
Loss on disposal of intangible assets		111	71
Increase in provisions, net		1,762,526	1,611,082
Loss on foreign currency translation, net		2,366,830	363,659
Gain on valuation of financial assets at fair value through profit or loss		(83,408)	(152,322)
Loss on valuation of financial assets at fair value through profit or loss		14,247	24,015
Gain on valuation and transaction of derivative instruments, net		(2,406,368)	(323,858)
Gain on valuation of investments in associates and joint ventures, net		(755,452)	(595,056)
Gain on disposal of financial assets		(45,493)	(13,162)
Gain on disposal of property, plant and equipment		(85,990)	(32,196)
Gain on disposal of intangible assets		(41)	(136)
Gain on disposal of associates and joint ventures		(186,066)	(18,204)
Loss on disposal of associates and joint ventures		650	—
Loss on impairment investments in associates and joint ventures		69,173	19
Reversal of impairment loss on investments in associates and joint ventures		(10,527)	(347)
Gain on disposal of subsidiaries		(98)	(2)
Loss on disposal of subsidiaries		—	564
Interest income		(467,525)	(429,620)
Dividends income		(70,601)	(25,941)
Others, net		(76,125)	6,910

		21,131,434	15,836,559

Changes in working capital:
Trade receivables		2,702	(1,484,134)
Non-trade receivables		(191,526)	625,993
Accrued income		(189,995)	(258,993)
Other receivables		101,042	56,460
Other current assets		(656,588)	251,842
Inventories		(1,412,713)	147,798
Other non-current assets		108,625	(101,576)
Trade payables		109,214	(3,154,822)
Non-trade payables		(97,540)	(960,450)
Accrued expenses		(508,199)	(228,464)
Other current liabilities		(2,261,294)	901,692
Other non-current liabilities		2,892,947	437,809
Investments in associates and joint ventures (dividends received)		364,287	592,812
Provisions		(1,588,396)	(1,497,699)
Payments of employee benefit obligations		(208,248)	(281,383)
Plan assets		(254,763)	(188,566)

	~~W~~	(3,790,445)	(5,141,681)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Consolidated statements of cash flows, Continued

For each of the two years in the period ended December 31, 2024

In millions of won	2024		2023
Cash generated from operating activities	~~W~~	20,962,957	5,978,734
Dividends received		12,243	25,941
Interest paid		(4,697,442)	(4,245,838)
Interest received		390,671	329,740
Income taxes paid		(792,313)	(566,415)

Net cash flows provided by operating activities		15,876,116	1,522,162

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		236,624	5,806
Acquisition of investments in associates and joint ventures		(451,813)	(497,634)
Proceeds from disposals of property, plant and equipment		402,603	309,627
Acquisition of property, plant and equipment		(14,216,037)	(13,908,373)
Proceeds from disposals of intangible assets		428	153
Acquisition of intangible assets		(91,851)	(74,832)
Proceeds from disposals of financial assets		2,615,341	4,389,228
Acquisition of financial assets		(2,536,994)	(3,141,906)
Increase in loans		(172,849)	(212,994)
Collection of loans		226,935	124,386
Increase in deposits		(154,503)	(138,205)
Decrease in deposits		152,803	130,221
Proceeds from disposals of assets held-for-sale		28,727	28,727
Receipt of government grants		59,503	57,207
Net cash outflow from changes in consolidation scope		(2,740)	(25,849)
Other cash outflow from investing activities, net		(189,284)	(119,319)

Net cash flows used in investing activities		(14,093,107)	(13,073,757)

Cash flows from financing activities
Proceeds from (Repayment of) short-term borrowings, net		(1,536,401)	1,842,517
Proceeds from long-term borrowings		2,795,823	3,434,452
Proceeds from debt securities		20,476,245	18,402,589
Repayment of long-term borrowings		(654,581)	(870,586)
Repayment of debt securities		(24,687,409)	(10,116,048)
Payment of lease liabilities		(612,828)	(574,239)
Settlement of derivative instruments, net		545,483	332,263
Change in non-controlling interests		(35,986)	218,766
Dividends paid for hybrid bond		(10,316)	(10,212)
Dividends paid		(126,903)	(45,323)
Other cash inflow (outflow) from financing activities, net		(2,428)	47,703

Net cash flows provided by (used in) financing activities		(3,849,301)	12,661,882

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(2,066,292)	1,110,287
Effect of exchange rate fluctuations on cash held		106,384	(2,180)

Net increase (decrease) in cash and cash equivalents		(1,959,908)	1,108,107
Cash and cash equivalents as of January 1, 2024 and 2023		4,342,887	3,234,780

Cash and cash equivalents as of December 31, 2024 and 2023	~~W~~	2,382,979	4,342,887

Agenda 2. Approval of the ceiling amount of remuneration for directors in 2025

KEPCO seeks to obtain approval regarding the ceiling amount of remuneration for directors for the fiscal year 2025, pursuant to Article 388 of the Commercial Act and Article 35 of the Articles of Incorporation of KEPCO.

•	Proposed aggregate ceiling on remuneration for directors:

•	2,172,984 thousand won in fiscal year 2025 (total number of directors: 15; number of non-standing directors: 8)

•	2,011,083 thousand won in fiscal year 2024 (total number of directors: 15; number of non-standing directors: 8)

•	The actual remuneration for directors in the fiscal year 2024 was 1,285,885 thousand won.

•

We proposed to increase the maximum aggregate ceiling on remuneration for directors in 2025 by 161,901 thousand won compared to 2024 as a result of (i) the notification by the Government to increase the remuneration for directors of government controlled entities by 2.7% (26,398 thousand won), (ii) the adjusted payment ceiling for performance-based compensation (71,847 thousand won) and (iii) the increased severance payments by 63,656 thousand won due to the increase in the average incumbency of our directors ( 17 g 25 months).